UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exchange Offers

On June 1, 2017, Intelsat S.A. (“Intelsat”) issued a press release announcing that the previously announced debt exchange offers (the “Exchange Offers”) and solicitations of consents (the “Consent Solicitations”) of certain of Intelsat’s indirect wholly-owned subsidiaries, with respect to certain of their respective outstanding senior unsecured notes, have expired without sufficient tenders having been received to satisfy the minimum tender conditions, and accordingly that the Exchange Offers and Consent Solicitations have been terminated.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release announcing the termination of the Exchange Offers and Consent Solicitations.

The information contained in this report shall be deemed to be incorporated by reference into (1) the confidential offering memorandum of Intelsat Jackson Holdings S.A., dated March 24, 2017, as amended on May 17, 2017, with respect to the exchange offers made pursuant thereto, (2) the confidential offering memorandum of Intelsat (Luxembourg) S.A., dated March 24, 2017, as amended on May 17, 2017, with respect to the exchange offers made pursuant thereto, and (3) the confidential offering memorandum of Intelsat Connect Finance S.A., dated March 24, 2017, as amended on May 17, 2017, with respect to the exchange offer made pursuant thereto.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated June 1, 2017, entitled “Intelsat Announces Termination of Debt Exchange Offers and Anticipated Termination of Conditional Combination Agreement with OneWeb and Share Purchase Agreement with SoftBank”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 1, 2017	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated June 1, 2017, entitled “Intelsat Announces Termination of Debt Exchange Offers and Anticipated Termination of Conditional Combination Agreement with OneWeb and Share Purchase Agreement with SoftBank”